                                                                    Exhibit 12.1

                             Paine Webber Group Inc.
         Computation of Ratio of Earnings to Combined Fixed Charges and
                           Preferred Stock Dividends
                            (In thousands of dollars)

                                       Three Months                          Years Ended December 31,
                                      Ended March 31,   --------------------------------------------------------------
                                           1998 *          1997 *       1996 *       1995         1994         1993
                                        ----------      ----------   ----------   ----------   ----------   ----------
Income before taxes                     $  190,134      $  644,075   $  558,999   $  102,677   $   44,385   $  407,576
                                        ----------      ----------   ----------   ----------   ----------   ----------

Preferred stock dividends                    8,844          44,186       43,712       36,260        1,710        5,828
                                        ----------      ----------   ----------   ----------   ----------   ----------

Fixed charges:

  Interest                                 690,133       2,573,582    1,971,788    1,969,811    1,428,653    1,130,712

  Interest factor in rents                  14,762          53,665       54,537       59,491       51,102       50,133
                                        ----------      ----------   ----------   ----------   ----------   ----------

  Total fixed charges                      704,895       2,627,247    2,026,325    2,029,302    1,479,755    1,180,845
                                        ----------      ----------   ----------   ----------   ----------   ----------

Total fixed charges and preferred
  stock dividends                          713,739       2,671,433    2,070,037    2,065,562    1,481,465    1,186,673
                                        ----------      ----------   ----------   ----------   ----------   ----------

Income before taxes and fixed charges   $  895,029      $3,271,322   $2,585,324   $2,131,979   $1,524,140   $1,588,421
                                        ==========      ==========   ==========   ==========   ==========   ==========

Ratio of earnings to fixed charges
  and preferred stock dividends                1.3             1.2          1.2          1.0          1.0          1.3
                                        ==========      ==========   ==========   ==========   ==========   ==========


For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of income before taxes and fixed charges. "Fixed charges" consist principally of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings, preferred trust securities and that portion of rental expense estimated to be representative of the interest factor.

* Income before taxes includes minority interest in wholly owned subsidiary trusts.